As filed with the Securities and Exchange Commission on September 1, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

EVERGREENBANCORP, INC.
(Name of issuer in its charter)

WASHINGTON	6712	91-2097262
(State or other jurisdiction of	(Primary standard industrial	(I.R.S. employer identification no.)
incorporation or organization)	classification code number)
301 Eastlake Avenue East, Seattle, Washington 98109-5407 (206) 628-4250
(Address and telephone number of principal executive offices and principal place of business)

Copies of communications to:

GERALD O. HATLER	STEPHEN M. KLEIN, ESQ.
Vice Chairman of the Board, President and	WILLIAM E. BARTHOLDT, ESQ.
Chief Executive Officer	Graham & Dunn PC
301 Eastlake Avenue East	Pier 70, 2801 Alaskan Way, Suite 300
Seattle, Washington 98109-5407	Seattle, Washington 98121-1128
(206) 628-4250
(Name, address, and telephone number of agent for service)
     Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of Each		Proposed	Proposed Maximum	Amount of
Class of Securities	Amount Being	Offering Price	Aggregate	Registration
Being Registered	Registered	Per Share	Offering Price(1)	Fee
Common Stock	666,667 shares	$15.00	$10,000,005	$1,070.00

(1)	Estimated solely for purpose of determining registration fee pursuant to Rule 457(a).
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS
301 Eastlake Avenue East
Seattle, WA 98109-5407
(206) 628-4250
A Maximum of 666,667 Shares (No Minimum Number of Shares)
No Par Value Common Stock
          We are offering 666,667 shares of our common stock to existing shareholders and the public at $15.00 per share. The offering will commence on                     , 2006, and will terminate on                     , 2006, unless we terminate it earlier or extend it in our discretion. If we extend the offering, we will not extend it for more than 30 additional days.
          There is no minimum purchase requirement for current EvergreenBancorp shareholders or employees. The minimum investment for persons who are not currently EvergreenBancorp shareholders is 1,000 shares. No person will be permitted to purchase more than 65,000 shares, subject to the discretion of our board of directors.
          In addition to other matters discussed in this document, you should also be aware of the following:
•	There is no minimum offering amount, and we may receive less than $10,000,005 in gross proceeds;

•	Because there is no minimum offering amount, we will have immediate access to subscription funds once we have accepted a subscription;

•	We reserve broad discretion in determining whether or not to sell shares to any particular person;

•	Once we have accepted a subscription, it cannot be withdrawn by the investor;

•	We are selling the shares directly — there is no underwriter involved in the offering;

•	There is a relatively limited market for our shares, and there is very limited trading activity; and

•	We have established the offering price of $15.00 per share; however, our shares have recently traded at $ per share.
          Investment in the shares involves certain risks. See “Risk Factors” beginning on page 4 for information that should be considered by each prospective investor.
          Neither the Securities and Exchange Commission nor any state securities agency has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Underwriting Discounts	Proceeds to
	Price to Public	and Commissions	EvergreenBancorp (1)
Per Common Share	$15.00	$0	$10,000,005
Maximum Offering	$10,000,005	$0	$10,000,005

(1)	Before deducting estimated expenses of the offering of approximately $100,005, including registration fees, legal and accounting fees, printing and other miscellaneous expenses.
The date of this prospectus is _______, 2006.

The securities offered by means of this prospectus are equity securities and are not savings accounts or deposits. Investment in such securities is not insured by the Federal Deposit Insurance Corporation or any other governmental agency, and such shares are subject to investment risk, including the possible loss of principal.

i

WHERE YOU CAN FIND MORE INFORMATION
          We have filed a registration statement with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, as amended, that registers the issuance and sale of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.
          We file annual, quarterly and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge though our website at http://www.evergreenbancorp.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.
INCORPORATION BY REFERENCE
          The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8-K or other applicable SEC rules) rather than filed:
•	Our Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the SEC on March 17, 2006;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 12, 2006, and our Quarterly Report for the quarter ended June 30, 2006, filed with the SEC on August 11, 2006;

•	Our current reports on Form 8-K as filed with the SEC on January 31, 2006; February 8, 2006; March 2, 2006; April 6, 2006; April 14, 2006; April 18, 2006; June 12, 2006; and July 28, 2006.
          We will provide each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:
EvergreenBancorp, Inc.
301 Eastlake Avenue East
Seattle, Washington 98109-5407
(206) 628-4250
Attention: Nancy Hoppe

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PROSPECTUS SUMMARY
          The following summary explains the significant aspects of our stock offering. The summary is qualified by the more detailed information and the financial statements appearing elsewhere in, or incorporated by reference into, this prospectus.
The Offering

Common Stock Offered	666,667 shares

Common Stock to be Outstanding After the Offering	2,677,669 shares (assuming all offered are sold and no outstanding stock options are exercised).

Minimum Subscription	There is no minimum purchase for existing shareholders or employees. Persons who are not existing shareholders must subscribe for a minimum of 1,000 shares.

Maximum Subscription	65,000 shares (applies to both existing and new shareholders), subject to the discretion of our board of directors.

Price	$15.00 per share.

Use of Proceeds	To support our growth, including branch expansion and/or acquisitions. See “Use of Proceeds.”

Risk Factors	An investment in the shares involves certain risks. See “Risk Factors.”
Plan of Distribution
          The offering will commence on                     , 2006 and will continue until                     , 2006, unless we terminate it earlier or extend it. The offering will be made simultaneously to our current shareholders and the general public. Subscriptions will be accepted on a “first-come-first-serve” basis, subject only to our intention, in the event of over-subscription of the offering, to attempt to honor the subscriptions of existing shareholders prior to subscriptions from persons who are not currently shareholders.
          The minimum subscription for persons who are not currently EvergreenBancorp shareholders is 1,000 shares ($15,000). There is no minimum subscription for current EvergreenBancorp shareholders or employees.
          No person may purchase more than 65,000 shares, subject to the discretion of our board of directors.
Conditions of the Offering
          We may accept or reject subscriptions in whole or in part for any reason. Once we accept a subscription, it cannot be withdrawn by the investor. Completion of the offering is not conditioned upon our receiving a minimum total offering amount. There are no escrow arrangements with respect to this offering. Accordingly, subscription funds that we receive and accept will be available for our immediate use. If we reject a subscription, the full amount tendered by the subscriber will be promptly returned.
          We will reserve broad discretion in determining whether to sell shares to any particular person. See “Terms of the Offering – Broad Company Discretion.”

          While we do not anticipate any modification of the terms of the offering, if there are any material changes, subscribers will be resolicited and will be given an opportunity to rescind their investment.
          For additional information about how the offering is structured, see “Terms of the Offering.”
About EvergreenBancorp, Inc.
          EvergreenBancorp, Inc. is a bank holding company organized under the laws of the State of Washington. We were formed in 2001 in the reorganization of EvergreenBank, whereby EvergreenBank became our wholly owned subsidiary. The bank holding company structure provides flexibility for financing and growth, as well as for acquiring or establishing other banking operations or businesses related to banking. In May 2002, we formed EvergreenBancorp Capital Trust I to raise capital through a trust preferred securities offering. The terms “we,” “us,” and “our” in this prospectus refer to EvergreenBancorp, EvergreenBank and EvergreenBancorp Capital Trust I, where applicable.
          As of June 30, 2006, we had total assets of approximately $285,955,000, total loans receivable, net of deferred fees and costs, of approximately $234,089,000, total deposits of approximately $226,666,000 and approximately $18,297,000 in shareholders’ equity. Our common stock is traded on the OTC Bulletin Board under the symbol “EVGG.”
          EvergreenBank provides personal and commercial banking and related financial services at its main office located at 301 Eastlake Avenue East, Seattle, Washington, and at five branch offices located in Lynnwood, Bellevue, Federal Way and Seattle, Washington.
          We believe that the growth of EvergreenBank is critical to our future success and to the ultimate return to our investors. We have successfully grown EvergreenBank by executing a carefully orchestrated strategy. We are currently approaching the regulatory limits for capital. We believe that additional capital at this point in our business strategy will allow us to continue to grow in our marketplace’s strong economic environment. During our first 30 years of operations, our assets grew to $160 million. Our President and CEO, Gerry Hatler, joined us in late 1998. Under Mr. Hatler’s direction, the operations of EvergreenBank and its expense structure were extensively reviewed. Based on the information gathered, an aggressive plan was put in place that resulted in a significant restructure of EvergreenBank’s balance sheet and the redirection of EvergreenBank toward a more comprehensive business model. The new business plan built upon EvergreenBank’s historic strength (deposits) and emphasized growth in the loan portfolio.
          As a result of Mr. Hatler’s guidance in these initiatives, our evolution has accelerated since 2001. In the past five years we have grown EvergreenBank’s net assets by more than $125 million, from $160 million to $286 million in mid-year 2006. We have achieved this growth through a number of strategic initiatives. We have expanded our geographic presence from two to six locations. As a result of extensive investment in staff and infrastructure, annual earnings growth has been sacrificed somewhat; however, we have sought to counter that effect through increased productivity of our staff. We have expanded our assets-per-employee ratio from $3.8 million per employee at December 31, 2005 to $4.3 million per employee at June 30, 2006. In addition, as we have grown, we have reduced our non-interest-expense-to-average assets ratio from 4.80% at the end of 2001 to 4.07% at June 30, 2006.
          Our profitability trends have improved dramatically over the past nine months. Each of the past three quarters’ net profit has increased by at least 24% over the previous quarter end. For the first six months of 2006, our earnings are up 38% over the same period in 2005, providing tangible benefits in connection with the branch expansion strategy we continued through 2005.

RISK FACTORS
          Before you invest in our common stock, you should be aware that there are various risks, including those described below that could affect the value of your investment in the future. The risk factors described in this section, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that could have a material adverse effect on our business, including our operating results and financial condition, These risks could cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. You should carefully consider these risk factors together with all the risk factors and other information included or incorporated by reference in this prospectus, before you decide whether to purchase shares of our common stock.
Risks Associated with Our Business
Fluctuating interest rates can adversely affect our profitability.
          Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest we earn on loans, securities, and other interest-earning assets, and the interest we pay on deposits, borrowings, and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability. We cannot assure you that we can minimize our interest rate risk. In addition, interest rates also affect the amount of money we can lend. When interest rates rise, the cost of borrowing also increases. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest spread, asset quality, loan origination volume, business, and prospects.
Our allowance for loan losses may not be adequate to cover actual loan losses, which could adversely affect our earnings.
          We maintain an allowance for loan losses in an amount that we believe is adequate to provide for probable incurred losses inherent in our loan portfolio. At any time, there are loans included in the portfolio that will result in losses, but have not yet been identified as nonperforming or potential problem loans. We cannot be sure that we will be able to identify deteriorating loans before they become nonperforming assets, or that we will be able to limit losses on those loans that are identified. As a result, future additions to the allowance for loan losses may be necessary. Additionally, future additions to the allowance may be required based on changes in the loans comprising the portfolio and changes in the financial condition of borrowers, such as may result from changes in economic conditions, or as a result of incorrect assumptions by management in determining the allowance. Furthermore, federal banking regulators, as an integral part of their supervisory function, periodically review our allowance for loan losses. If these regulatory agencies require us to increase the allowance for loan losses, it would have a negative effect on our results of operations and financial condition.
Our loan portfolio contains a high percentage of commercial and commercial real estate loans in relation to our total loans and total assets.
          Commercial and commercial real estate loans generally are viewed as having more risk of default than residential real estate loans or certain other types of loans or investments. These types of loans also typically are larger than residential real estate loans and other commercial loans. Because the loan portfolio contains a significant number of commercial and commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans may cause a significant increase in nonperforming loans. An increase in nonperforming loans could result in: a loss of earnings from these loans; an increase in the provision for loan losses; or an increase in loan charge-offs, which could have an adverse impact on our results of operations and financial condition.

          At June 30, 2006, 63.8% of our loan portfolio was comprised of loans secured by real estate. Raw land loans, which are included in the categories below, represent approximately 3.4% of our total loans secured by real estate. Of our loans secured by real estate, approximately:
•	13.8% are construction and land development loans, including raw land;

•	62.9% are commercial real estate loans; and

•	23.3% are residential real estate loans.
          An economic downturn in the market area we serve may cause us to have lower earnings and could increase our credit risk associated with our loan portfolio
          The inability of borrowers to repay loans can erode our earnings. Substantially all of our loans are to businesses and individuals in the Seattle, Bellevue, Lynnwood, and Federal Way communities, and any decline in the economy of this market area could impact us adversely. As a lender, we are exposed to the risk that our customers will be unable to repay their loans in accordance with their terms, and that any collateral securing the payment of their loans may not be sufficient to assure repayment.
We could be adversely affected by a downturn in the economy of our market area.
          Our future success is largely dependent on the general economic conditions in our primary service area. This area includes King, Pierce and Snohomish Counties in western Washington. All of our six offices are located within a 25-mile radius of Seattle, Washington. Any factors that adversely affect the economy of our primary service area could adversely affect our business, financial condition and results of operations.
Competition in our market area may limit our future success.
          Commercial banking is a highly competitive business. We compete with other commercial banks, savings and loan associations, credit unions and finance companies operating in King, Pierce and Snohomish Counties in western Washington. EvergreenBank is subject to substantial competition for loans and deposits coming from other financial institutions in the market area. In certain aspects of its business, EvergreenBank also competes with a variety of other financial and financial service companies. If we are unable to effectively compete in our market area, our business and results of operations could be adversely affected.
          Some of our competitors are not subject to the same degree of regulation and restriction as EvergreenBank. Some of them have financial resources greater than EvergreenBank’s. We compete for funds with other institutions, which, in most cases, are significantly larger and are able to provide a greater variety of services than we do and thus may obtain deposits at lower rates of interest. If EvergreenBank were to become unable to compete effectively, our business, financial condition and results of operations could be materially adversely affected.

Risks Associated with this Offering and Our Common Stock
We have set the offering price ourselves, and the price may not reflect the actual value of the shares.
          We have established the offering price of $15.00 per share based solely on our belief of the fair market value of the shares. The offering price of $15.00 represents a multiple of 1.65 times the book value of the shares as of June 30, 2006. Among other things, we took into account historical trading prices for our common stock, in a relatively limited trading market, and the trading prices of the stock of comparable community bank financial institutions. We did not retain an independent investment banking firm or securities dealer to assist us in the valuation of the shares offered or in the determination of the offering price.
The return on your investment is uncertain.
          We cannot provide any assurance that a purchaser of the shares will realize a substantial return on his or her investment, or any return at all. Further, as a result of the uncertainty and risks associated with our operations as described in this “Risk Factors” section, it is possible that an investor could lose his or her entire investment.
Purchasers in this offering will experience an immediate dilution in their equity interest in our common stock.
          The net book value per EvergreenBancorp share at June 30, 2006, was $9.10. Giving effect to the assumed sale of 666,667 shares in this offering, the pro forma net book value at June 30, 2006, would have been $10.53 per share. This means that if all 666,667 of the offered shares are sold, each present shareholder would experience an immediate increase in the net book value of his or her shares of $1.43 per share. Each purchaser of shares in the offering would experience an immediate dilution of $4.47 per share measured in terms of net book value (the difference between the $15.00 purchase price and the $10.53 pro forma net book value). There is not, however, any direct correlation between the book value of the shares and the market value of the shares. See “Dilution” for an illustration of how the dilution occurs.
There is not significant trading activity of our shares, which could result in price volatility.
          Our shares are traded on the OTC Bulletin Board under the symbol “EVGG.” There is not what would be characterized as an active trading market for the shares, and trading volume is not substantial. Accordingly, the trading price of our shares may be more susceptible to fluctuation, for example in the event of a transaction involving a significant block of shares, than a stock that was more actively traded. There can be no assurance that an active and liquid market for our common stock will develop. Accordingly, shareholders may find it difficult to sell a significant number of shares at the prevailing market price or at a price equal to or greater than the offering price. Before purchasing, you should consider the limited trading market for our shares and be financially prepared and able to hold your shares for an indefinite period.
We may not be able to successfully implement our plans for growth and deploy our capital, which could adversely affect future operations.
          Our business strategy involves, among other things, continued growth of our assets and loan portfolio; the opening and/or acquisition of new branches to increase our retail presence in our market area; the recruitment of experienced commercial bankers and other key employees; and the effective leveraging of our capital, each with the overriding objective of growing our business. We intend to use the funds received in this offering, and the funds that we may raise if we increase our net outstanding trust preferred securities in 2007, to help us achieve this objective. There can be no assurance that our management will be able to effectively deploy the funds received in this offering, or any funds raised through the issuance of additional trust preferred securities, to implement our business strategy, and we may encounter unanticipated obstacles in implementing our strategy. If we are unable to expand our business as we anticipate, we may be unable to realize any benefit from the investments we have made to support our future growth.
We would be adversely affected if we lost the services of key personnel.
          We depend upon the services of Gerald Hatler, our President and CEO, and the experienced management team he has assembled. The loss of Mr. Hatler, in particular, if not replaced shortly with an equally competent person, could disrupt our operations and have an adverse effect on us. If Mr. Hatler were to die, EvergreenBank has a bank owned life insurance policy that would provide approximately $794,000. The proceeds from this death benefit could be used to mitigate costs that we may incur in locating and hiring a replacement.
          Our business success is also dependent upon our ability to continue to attract, hire, motivate and retain skilled personnel to develop our customer relationships, as well as new financial products and services. Many experienced banking professionals employed by our competitors are covered by agreements not to compete or solicit their existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals more difficult. The market for these people is competitive, and we cannot assure you that we will be successful in attracting, hiring, motivating or retaining them.
Our trust preferred securities have a priority right to payment of dividends.
          In May 2002, we issued $5 million of trust preferred securities from a special purpose trust and accompanying debt, to support our continued growth. We currently intend to increase the amount of our trust preferred securities to $10 million, in the second quarter of 2007, as described under “Business – Trust Preferred Securities.” Trust preferred securities, in addition to requiring periodic interest payments, have a priority right to distributions and payment over our common stock.
There are restrictions on changes of control of EvergreenBancorp that could decrease your chance of realizing a premium on your shares.
          As a Washington corporation, we are subject to various provisions of the Washington Business Corporation Act that impose restrictions on certain takeover offers and business combinations, such as combinations with interested shareholders and share repurchases from certain shareholders. Provisions in our Articles of Incorporation governing a “staggered board,” whereby only one-third of the members of our board of directors are elected in any particular year, could have the effect of hindering, delaying, or preventing a takeover bid. In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of EvergreenBancorp. These provisions may inhibit takeover bids and could decrease the chance of shareholders realizing a premium over market price for their shares as a result of the takeover bid.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus, including information included or incorporated by reference, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions that are not historical facts, and other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. The following factors, among others, could cause actual results to differ materially from the anticipated results or expectations in the forward-looking statements:
•	significantly increased competition among depository and other financial institutions;

•	changes in the interest rate environment that reduce our margins and adversely affect net interest income;

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	legislative or regulatory changes that adversely affect our business;

•	the risks associated with continued diversification of assets and potential adverse changes in credit quality;

•	increased loan delinquency rates;

•	our ability to successfully integrate, manage and profitably operate entities that we may acquire in the future;

•	our ability to effectively utilize the proceeds of the offering to support our growth;

•	the risk of an economic slowdown adversely affecting credit quality and loan originations;

•	the costs and effects of litigation and unexpected or adverse outcomes in such litigation; and

•	our success in managing risks associated with the foregoing.
Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in “Risk Factors” above and in our reports filed with the SEC.

TERMS OF THE OFFERING
Method of Offering
          We will offer shares simultaneously to our existing shareholders and the general public. Although our existing shareholders will not have any formal priority in the offering, in the event of over-subscription we intend to attempt to honor the subscriptions of existing shareholders prior to subscriptions from persons who are not currently shareholders. Subject only to the foregoing, subscriptions will be accepted on a “first-come-first-serve” basis.
          Persons who are not currently EvergreenBancorp shareholders must subscribe for at least 1,000 shares ($15,000). There is no minimum subscription for current EvergreenBancorp shareholders or employees.
          No person may purchase more than 65,000 shares, subject to the discretion of our board of directors.
          We will deposit all subscription funds received in a segregated non-interest bearing account at EvergreenBank pending the closing of the offering. If we are unable to honor any subscription, in whole or in part, all subscription funds that are not applied to the purchase of shares will be promptly returned to the subscriber, without interest or deduction.
Broad Company Discretion
          We reserve the right to exercise broad discretion in determining whether to sell shares in the offering to any person, including, as described below, existing shareholders in some circumstances.
          Among other matters, in determining whether shares will be sold to any particular person who is not an existing shareholder, we may consider whether or not such person is (i) an EvergreenBank customer; (ii) a resident of our primary market area; or (iii) a resident of the State of Washington, and if not, whether such person’s state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents.
          With respect to existing shareholders, we reserve the right not to offer shares to such persons, or to reject the subscription of such persons, if the shareholder’s state of residence imposes any restrictions on, or costs in connection with, the sale of securities to its residents.
How to Subscribe
          We have prepared a form of subscription agreement, which accompanies this prospectus. You should complete and sign the subscription agreement, and send it with full payment for the number of shares subscribed, to:
EvergreenBancorp, Inc.
301 Eastlake Avenue East
Seattle, WA 98109
Attention: Denice Town
Offering Expiration Date
          We must receive completed and signed subscription agreements, together with full payment for the shares subscribed, no later than 5:00 p.m. local time on                     , 2006, the expiration date of the offering.

          We reserve the right to terminate the offering prior to                     , 2006. We also have the right to extend the offering. If we extend the offering, we will extend it for up to an additional 30 days, to not later than                     , 200_. We will not accept any subscriptions after the offering has expired or has been terminated.
Accepted Subscription Funds
          All subscription funds that we receive and accept will become our property. Once we have accepted a subscription, it cannot be revoked by the investor.
Rejection of Subscriptions and Return of Subscription Funds
          We reserve the right to reject any subscription in whole or in part, in our sole discretion. If we reject any subscription, the full amount of subscription funds tendered will be returned promptly to the subscriber, without any deductions or interest.
Commissions
          No commissions, fees, or other remuneration will be paid to any of our directors, officers, or employees, or to any other person or company in connection with the sale of shares in this offering.
Delivery of Stock Certificates
          We intend to issue book-entry certificates for shares duly subscribed, paid for and accepted as soon as practicable after completion of the offering.
Purchase Intentions of Directors and Executive Officers
          Our directors and executive officers are eligible to participate in this offering, on the same terms as all other persons. We have informally polled our directors and executive officers regarding their intentions to purchase shares in the offering. Based upon such polling, our directors and executive officers have indicated to us that they presently plan to purchase, in the aggregate, a total of approximately 36,000 shares ($540,000) in the offering. Such responses by our directors and executive officers reflect only their current intentions and do not constitute a formal commitment to purchase any particular number of shares.
          If our directors and executive officers purchase 36,000 shares in the offering, as they have indicated they presently intend to do, they will own 130,774 outstanding shares (not including exercisable options, and not including certain shares as to which one of our directors disclaims beneficial ownership) representing 4.88% of the total outstanding shares following the offering, assuming the offering is fully subscribed (or approximately 8.33% of outstanding shares if exercisable options are included). See “Management – Security Ownership of Management and Certain Shareholders.”
DILUTION
          Our net book value at June 30, 2006, was $18,297,000, or $9.10 per share. Net book value per share is determined by dividing our net worth (assets less total liabilities) by the number of shares outstanding. Without taking into account any changes in such net book value after June 30, 2006, other than to give effect to the sale of 666,667 shares offered in this offering (after deducting estimated offering expenses), the pro forma net book value of the outstanding shares at June 30, 2006, would have been $28,197,000, or $10.53 per share. This represents an immediate increase in net book value to present shareholders of $1.43 per share and an immediate dilution to new investors of $4.47 per share. The following table illustrates the dilution on a per-share basis:

Offering price per share		$15.00

Net book value per share before offering	$9.10

Increase in net book value per share attributable to new investors	$1.43

Pro forma net book value per share after offering		$10.53

Dilution per share to new investors(1)		$4.47

(1)	Dilution to new investors is determined by subtracting pro forma net book value per share after the offering from the $15.00 offering price per share.
DIVIDEND POLICY
          We have historically paid a quarterly cash dividend on our shares. See “Business — Market for Common Equity and Related Stockholder Matters” below. While we expect to continue to declare and pay dividends, there can be no assurance that we will pay cash dividends in the future or at the current rate. The payment of dividends in the future is subject to determination and declaration by the board of directors, which will take into account the financial condition of EvergreenBancorp’s and EvergreenBank’s results of operations, tax considerations, industry standards, economic conditions and other factors. Our ability to pay dividends in the future will depend primarily upon the earnings of EvergreenBank and its ability to pay dividends to us. EvergreenBank’s ability to pay dividends to us is governed by various statutes.
USE OF PROCEEDS
          We estimate that the net proceeds from the sale of the offered shares will be approximately $9,900,000, assuming that all 666,667 offered shares are sold. Because this offering is not conditioned on the sale of a minimum number of shares, the net proceeds will be reduced if investors do not subscribe for the maximum number of offered shares. As a consequence, we cannot provide any assurance that we will attain the maximum net proceeds of $9,900,000.
          We expect to use the funds raised in the offering for anticipated market expansion and general corporate purposes. Our market expansion strategy includes plans to open approximately four new offices in the next five years. This expansion could be accomplished by acquisitions of existing financial institutions or existing branches of such institutions and/or the opening of new locations. Management intends on using its business network to locate proven in-market commercial loan officers and branch managers in rapidly growing economic areas in Western Washington who are looking to join a progressive and expanding company. Once the appropriate personnel are in place, the expansion plan will be executed. In addition, we will be evaluating opportunities to purchase other institutions with similar business plans and/or businesses that complement our business plan. We have not identified any specific potential acquisition candidates and we have not, as of the date of this prospectus, engaged in formal discussions or negotiations with any specific potential acquisition candidate.
          In addition, we will use the net proceeds of the offering to support our recent and anticipated organic growth. Proceeds from an anticipated issuance of additional trust preferred securities will also be used for the same purposes. For further information on this issuance, see “Business — Trust Preferred Securities.”
          We anticipate that we will contribute substantially all of the proceeds of the offering to EvergreenBank. The additional capital will give EvergreenBank the option of increasing its lending limits. EvergreenBank’s lending limits to single borrowers at June 30, 2006 was $4,665,000. Assuming that $9,900,000 of the offering proceeds is contributed to EvergreenBank, its lending limit would be $6,645,000. The increased lending limit would give EvergreenBank the capacity to make larger loans, and to repurchase certain loans that are now subject to participation agreements with other financial institutions because such loans exceed EvergreenBank’s current lending limit.
          If we are not able to sell the entire offering our ability to achieve our profitability and growth plans could be reduced.
CAPITALIZATION
          The following table, which should be read in conjunction with the financial statements and notes thereto incorporated by reference into this prospectus, presents the capitalization of EvergreenBancorp as of June 30, 2006, and as adjusted for the sale of an additional $10,000,000 of common stock in the offering. Certain of the “As Adjusted” numbers are pro forma estimates and are provided for illustration purposes only.

	June 30, 2006
(in thousands, except per share data)	Actual	As Adjusted
Shareholders’ equity:
Preferred Stock, (no par value); 100,000 shares authorized; none issued	$—	$—
Common Stock and surplus; (no par value); 15,000,000 shares authorized; issued and outstanding 2,011,002 shares actual, pro forma 2,677,669 (1)	16,196,000	26,096,000
Retained Earnings	2,656,000	2,656,000
Accumulated other comprehensive income (loss)	(555,000)	(555,000)

Total Shareholders’ Equity	$18,297,000	$28,197,000

Book value per share	$9.10	$10.53

Regulatory capital ratios
Tier 1 Capital to Average Assets	8.61%	11.81%
Tier 1 Capital to Risk —Weighted Assets	9.79%	13.38%
Total Capital to Risk —Weighted Assets	10.79%	14.34%

(1)	Assumes the offering is fully subscribed.
SELECTED FINANCIAL DATA
     The following consolidated summary sets forth selected financial data for the periods and at the dates indicated. The selected financial data have been derived from our audited consolidated financial statements for each of the five years that ended December 31, 2005, 2004, 2003, 2002 and 2001 and from our unaudited consolidated financial statements for the six months ended June 30, 2006 and 2005. You should also read the detailed information and the consolidated financial statements incorporated by reference into this prospectus.

	At or For the		At or For the
	Six Months Ended		Year Ended
	June 30,		December 31,
(in thousands, except per share data)(1)	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
Income Statement Data
Interest income	$9,088	$6,466	$13,712	$11,363	$10,408	$11,049	$11,749
Interest expense	3,307	1,507	3,449	2,261	2,208	2,712	4,035

Net interest income	5,781	4,959	10,263	9,102	8,200	8,337	7,714
Provision for credit losses	348	147	423	321	233	330	479

Net interest income after provision for loan losses	5,433	4,812	9,840	8,781	7,967	8,007	7,235
Non-interest income	900	871	1,693	1,709	1,755	1,537	1,807
Non-interest expense	5,341	4,901	10,150	8,602	8,196	7,521	7,213

Income before income taxes	992	782	1,383	1,888	1,526	2,023	1,829
Income taxes	283	269	417	606	490	680	589
Net income	$709	$513	$966	$1,282	$1,036	$1,343	$1,240

Per Share Data (1)
Basic earnings per common share	$0.35	$0.26	$0.48	$0.64	$0.52	$0.68	$0.62
Diluted earnings per common share	0.35	0.25	0.47	0.63	0.52	0.68	0.62
Dividends declared per common share	0.12	0.113	0.228	0.192	0.185	0.086	0.080
Book value per share	9.10	8.83	8.87	8.78	8.36	7.96	7.48
Balance Sheet Data
Assets	$285,955	$216,007	$249,192	$209,630	$194,556	$169,926	$156,365
Loans	234,089	154,169	189,188	159,656	138,468	121,509	122,219
Allowance for loan losses	2,410	1,898	2,056	1,887	1,636	1,690	1,498
Total loans	231,679	152,271	187,132	157,769	136,832	119,819	120,721
Investments	33,152	35,462	33,550	35,170	39,818	23,694	15,214
Deposits	226,666	181,748	199,890	173,801	152,683	132,174	130,344
Stockholders’ equity	18,297	17,633	17,736	17,485	16,583	15,690	14,738
Shares outstanding (1)	2,011,002	1,997,209	2,000,467	1,992,428	1,983,943	1,971,679	1,970,906
Performance Ratios
Return on average assets (2)	0.54%	0.49%	0.45%	0.66%	0.60%	0.82%	0.83%
Return on average equity (2)	7.94	5.86	5.51	7.58	6.42	8.84	8.50
Average equity to average assets	6.81	8.40	8.16	8.71	9.29	9.31	9.70
Net interest margin (tax equivalent) (2)(3)	4.77	5.10	5.15	5.02	5.02	5.48	5.52
Efficiency ratio (4)	79.94	84.07	84.89	79.57	82.33	76.17	75.76
Allowance for loan losses to ending total loans	1.03	1.23	1.09	1.18	1.18	1.39	1.23
Asset Quality Ratios
Net loans charged off to average total loans	0.00%	0.09%	0.16%	0.05%	0.24%	0.11%	0.26%
Non-performing loans to ending total loans (5)	0.24	1.79	0.61	0.14	0.46	0.66	0.95
Non-performing assets to total assets (6)	0.20	1.28	0.46	0.10	0.33	0.47	0.74

	At or For the		At or For the
	Six Months Ended		Year Ended
	June 30,		December 31,
(in thousands, except per share data)(1)	2006	2005	2005	2004	2003	2002	2001
	(unaudited)
Capital and Liquidity Ratios
Risk-based:
Tier 1 capital (to risk-weighted assets) (7)	9.79%	13.03%	11.51%	12.94%	14.11%	15.95%	11.59%
Total capital (to risk-weighted assets) (7)	10.79	14.12	12.55	14.03	15.19	17.20	12.78
Loans to deposits	103.27	84.83	94.65	91.86	90.69	91.93	93.77
Average shares outstanding:
Basic	2,007,153	1,996,741	1,997,429	1,988,979	1,976,588	1,971,572	2,029,408
Diluted	2,029,147	2,040,240	2,042,705	2,023,481	1,998,117	1,988,750	2,033,402

(1)	Share and per share data is adjusted to reflect a four-for-three stock split in October 2005, a five-for-four stock split in November 2004, a 10% stock dividend in November 2003, a 15% stock dividend in July 2002, and a three-for-two stock split in July 2001.

(2)	Annualized for the six-month periods ended June 30, 2006 and 2005.

(3)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

(4)	Efficiency ratio represents non-interest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and non-interest income, excluding gains on sales of securities.

(5)	Non-performing loans are defined as loans that are 90 days or more past due plus loans placed in nonaccrual status.

(6)	Non-performing assets are defined as assets that are 90 days or more past due plus assets placed in nonaccrual status plus other real estate owned.

(7)	Tier 1 (or core) capital is computed as a percentage of average total assets. Risk-based capital is computed as a percentage of risk-weighted assets.
BUSINESS
EvergreenBancorp
          We are a bank holding company organized under the laws of Washington, chartered in 2001. We had consolidated total assets of approximately $285,955,000 at June 30, 2006. We are located in Seattle, Washington, and conduct our operations through our subsidiary, EvergreenBank, a Washington chartered commercial bank organized in 1971 under the name Teachers State Bank. We do not engage in any substantial activities other than acting as a bank holding company for EvergreenBank. We believe we can present an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks. The holding company structure provides flexibility for expansion of our banking business through acquisition of other financial institutions and allows us to provide additional banking-related services that a traditional commercial bank may not be able to provide.
Trust Preferred Securities
          In May 2002, we formed EvergreenBancorp Capital Trust I to raise capital through a private placement offering of $5 million of trust preferred securities. Simultaneously with the issuance of the trust preferred securities by the Trust, we issued junior subordinated debentures to the Trust. In May 2007, the junior subordinated debentures are callable. In the second quarter of 2007, we intend to call those junior subordinated debentures and issue and sell an additional $10 million of cumulative trust preferred securities, thus increasing our trust preferred borrowings by a net of $5 million from the current amount. We expect to use substantially all of the proceeds of the trust preferred securities in addition to the proceeds from the sale of the offered shares to execute our growth and expansion strategy.
Market for Common Equity and Related Stockholder Matters
          Market Information. EvergreenBancorp’s common stock is traded on the OTC Bulletin Board under the symbol “EVGG.” Over the course of the last several years, approximately 5% to 10% of our outstanding common stock has traded (excluding gifts or other internal transfers) during each calendar year.
          The table below shows, for the periods indicated, the reported high and low closing sale prices and cash dividends paid (adjusted to reflect the five-for-four stock split in November 2004 and the four-for-three stock split in October 2005).

	2006					2005			2004
	Cash					Cash			Cash
	Dividend	High		Low		Dividend	High	Low	Dividend	High	Low
First Quarter	$0.060	$14.04		$13.19		$0.056	$13.09	$12.11	$0.048	$11.06	$10.83
Second Quarter	0.060	15.84		13.94		0.056	14.07	11.80	0.048	10.83	10.42
Third Quarter	0.060	15.94	*	14.45	*	0.056	14.68	13.07	0.048	11.06	10.45
Fourth Quarter	N/A	N/A		N/A		0.060	16.93	13.49	0.048	13.50	10.97

*	Third Quarter (through August ___, 2006).
          On                     , 2006, the most recent practicable date prior to the printing of this prospectus, the closing sale price of our common stock was $___.
          At June 30, 2006, stock options for 241,354 shares were outstanding, with a weighted average exercise price of $10.04 per share.
          Number of Equity Holders
          As of June 30, 2006, there were 615 holders of record of our common stock, and an estimated 292 holders of our stock in “street name” by brokerage firms.
          Dividends
          Holders of common stock are entitled to receive such dividends as may be declared by our board of directors from time to time and paid out of funds legally available. Because our consolidated net income consists largely of the net income of EvergreenBank, our ability to pay dividends depends upon our receipt of dividends from EvergreenBank. EvergreenBank’s ability to pay dividends is regulated by banking statutes. The declaration of dividends by EvergreenBancorp is discretionary and depends on our earnings and financial condition, regulatory limitations, tax considerations, and other factors. In January 2004, our board of directors approved the move to quarterly dividends rather than annual. While our board of directors expects to continue to declare dividends, there can be no assurance that dividends will be paid in the future.

EvergreenBank
          EvergreenBank primarily serves individuals and small and medium-sized businesses located in its primary market area. EvergreenBank offers its customers a full range of deposit services that are typically available in most financial institutions, including checking accounts, savings accounts and other time deposits of various types, ranging from money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive in the area. In addition, health savings accounts and retirement accounts such as IRAs (Individual Retirement Accounts) are available. EvergreenBank’s deposits are attracted primarily from individuals, merchants, small and medium-sized businesses, and professionals. EvergreenBank’s deposit accounts are insured by the FDIC up to the maximum amount, generally $100,000 per depositor, subject to aggregation rules.
     The principal sources of EvergreenBank’s revenues are:
•	Interest and fees on loans;

•	Deposit service charges;

•	Interest on investments;

•	Bank owned life insurance; and

•	Fees from sales of non-deposit investment products
     EvergreenBank’s lending activity consists of:
•	Short-to-medium-term commercial loans, including operating loans and lines;

•	Commercial mortgage lending;

•	Construction loans;

•	Automobile, recreational vehicle and truck loans;

•	Personal loans or lines of credit;

•	Home improvement and rehabilitation loans; and

•	Credit cards
     EvergreenBank also offers safe deposit boxes, direct deposit of payroll and social security checks, automated teller machine access, debit cards, automatic draft for various accounts, telephone banking, internet banking and bill payment services. EvergreenBank has a night depository at each branch office.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          EvergreenBank’s results of operations primarily depend on net interest income, which is the difference between interest income on loans and investments and interest expense on deposits and borrowed funds. EvergreenBank’s operating results are also affected by loan fees, service charges on deposit accounts, net merchant credit card processing fees, gains from sales of loans and investments, and other noninterest income. Operating expenses of EvergreenBank include employee compensation and benefits, occupancy and equipment costs, data processing costs, professional fees, marketing, state and local taxes, federal deposit insurance premiums and other administrative expenses.
          EvergreenBank’s results of operations are further affected by economic and competitive conditions, particularly changes in market interest rates and real estate values. Results are also affected by monetary and fiscal policies of federal agencies, and actions of regulatory and taxing authorities.
          The following discussion contains a review of the consolidated operating results and financial condition of EvergreenBancorp for the three and six month period ended June 30, 2006. This discussion should be read in conjunction with the unaudited consolidated financial statements and accompanying notes that are incorporated by reference into this report. When warranted, comparisons are made to the same periods in 2005 and to the previous year ended December 31, 2005. For additional information, refer to the audited consolidated financial statements and footnotes included in EvergreenBancorp’s Annual Report on Form 10-K for the year ended December 31, 2005.
Net Income
Three months and six months ended June 30, 2006 and 2005
          For the second quarter of 2006, EvergreenBancorp reported net income of $391,000 compared to $214,000 for the second quarter of 2005, an increase of 82.71 percent. The main reason for the increase in profits was higher net interest income due to substantial growth in the loan portfolio.
          Basic and diluted earnings per common share for the second quarter of 2006 were $0.20 and $0.19, respectively, compared to $0.11 and $0.10, respectively, for the same period one year ago.
          For the second quarter of 2006, return on average common equity and return on average assets was 8.70 percent and 0.57 percent respectively, compared to 4.88 percent and 0.41 percent, respectively, for the same period one year ago.
          For the first six months of 2006, net income was $709,000, compared with $513,000 for the first six months of 2005, an increase of $196,000 or 38.21 percent. Basic and diluted earnings per common share were $0.35 for the first six months of 2006 and $0.26 and $0.25, respectively, for the same period in 2005. Return on average assets was 0.54 percent for 2006 and 0.49 percent for 2005. Return on average common equity was 7.94 percent for the first six months of 2006 and 5.86 percent for the same period of 2005. Additional analysis of financial components is contained in the discussion that follows. Unless otherwise stated, comparisons are between the second quarter 2006 and 2005.
Net Interest Income and Net Interest Margin
          EvergreenBancorp’s principal source of earnings is net interest income, which is the difference between interest income on loans and investments and interest expense on deposits and borrowed funds. Several factors can contribute to changes in net interest income, such as changes in average balances or in the rates on earning assets and rates paid for interest bearing liabilities, the level of noninterest bearing deposits, and the level of nonaccrual loans.
          Net interest income before the provision for loan losses was $2,981,000 for the second quarter of 2006, compared to $2,498,000 for the same period in 2005, an increase of $483,000 or 19.34 percent. Net interest income was $5,781,000 for the first six months of 2006 compared with $4,959,000 for the first six months of 2005, an increase of $822,000 or 16.58 percent. The increase was primarily attributable to a 23.52 percent growth in the average balances of the loan portfolio that occurred in the first half of 2006; 47.21 percent of the growth in the average loan balances was in loans purchased from a mortgage broker and the remaining 52.79 percent was in organic loan growth.
          The net interest margin, which is the ratio of taxable-equivalent net interest income to average earning assets, was 4.77 percent for the first six months of 2006 compared to 5.10 percent for the same period one year ago. The weighted average yield on interest earning assets was 7.47 percent for the first six months of 2006, compared to 6.64 percent for the first six months of 2005. Interest expense as a percentage of average earning assets was 2.71 percent for the first six months of 2006, compared to 1.54 percent during the same period in 2005. In the fourth quarter of 2005 and the first quarter of 2006, EvergreenBank purchased $19,635,000 in 1-4 family loans from a mortgage broker.  EvergreenBank acquired brokered deposits and advances from the Federal Home Loan Bank to fund the purchased loans.  These transactions decreased the EvergreenBancorp’s net interest margin while increasing net interest income.
          Yields on certain asset categories and the net interest margin of EvergreenBancorp and its banking subsidiaries are reviewed on a fully taxable-equivalent basis (“FTE”). In this non-GAAP presentation, net interest income is adjusted to reflect tax-exempt interest income on an equivalent before-tax basis. Management believes that these measures and ratios provide users of the financial information with a more accurate view of the performance of the interest-earning assets and interest-bearing liabilities and of EvergreenBancorp’s operating efficiency for comparison purposes. Other financial institutions may define or calculate these measures and ratios differently. The following table shows the reconciliation between net interest income determined in accordance with GAAP and the taxable-equivalent net interest income as of June 30, 2006 and June 30, 2005:

	Three Months Ended		Year to Date
	June 30,		June 30,
(in thousands)	2006	2005	2006	2005

Net Interest Margin Interest income (GAAP)	$4,834	$3,287	$9,088	$6,466
Taxable-equivalent adjustment:
Loans	3	3	6	6
Investments	17	15	35	28

Interest income — FTE	4,854	3,305	9,129	6,500
Interest expense (GAAP)	1,853	789	3,307	1,507

Net interest income — FTE	$3,001	$2,516	$5,822	$4,993

Net interest income — (GAAP)	$2,981	$2,498	$5,781	$4,959

Average interest earning assets	$258,915	$199,501	$246,339	$197,234
Net interest margin (GAAP)	4.62%	5.02%	4.73%	5.03%
Net interest margin — FTE	4.65%	5.06%	4.77%	5.10%
          Interest income for the three months ended June 30, 2006 was $4,834,000 compared to $3,287,000 for the three months ended June 30, 2005, an increase of $1,547,000 or 47.06 percent. This increase was primarily attributable to an increase in the average loan balance of $68,884,000 and an increase of 0.88 percent in the average yield on earning assets.
          Interest income for the six months ended June 30, 2006 was $9,088,000 compared to $6,466,000 for the six months ended June 30, 2005, an increase of 40.55 percent.
          Interest expense for the three months ended June 30, 2006 was $1,853,000 compared to $789,000 for the three months ended June 30, 2005, an increase of $1,064,000 or 134.85 percent. This was largely due to an increase in the average rate paid on interest bearing liabilities and an increase of $58,341,000 in the average balance of interest bearing liabilities. The increase in the average balance of interest bearing liabilities is primarily comprised of brokered funds and advances from the Federal Home Loan Bank acquired in order to fund substantial loan growth.
          Interest expense for the six months ended June 30, 2006 was $3,307,000 compared with $1,507,000 for the same period a year ago, an increase of $1,800,000 or 119.44 percent.
Noninterest Income/Expense
          Noninterest income in the second quarter of 2006 was $490,000 compared to $442,000 in the same quarter of 2005, an increase of $48,000 or 10.86 percent. Noninterest income for the six months ended June 30, 2006 was $900,000 compared with $871,000 for the same period of 2005, an increase of $29,000 or 3.33 percent. The increase was primarily due to income from bank owned life insurance, which was purchased in August 2005, along with increase in other commissions and fees. The increase was offset by the decline in Automated Clearing House (“ACH”) revenue as EvergreenBank changed its ACH policy in 2005 to meet the needs of the ACH customers and position itself to attract new ACH customers.

          Noninterest expense was $2,747,000 in the second quarter of 2006, compared to $2,538,000 in the same quarter of 2005, an increase of $209,000, or 8.23 percent. Noninterest expense for the six months ended June 30, 2006 was $5,341,000 compared with $4,901,000 for the same period of 2005, an increase of $440,000 or 8.98 percent. The increase was primarily due to an increase in salaries and benefits expense, occupancy and equipment costs and other noninterest expense resulting from branch network expansions in the second half of 2005. Also included in the salary and benefit expense in 2006 is compensation expense related to the adoption of Statement of Financial Accounting Standards 123R (SFAS 123R) of $39,000 and $73,000 for the three and six months ended June 30, 2006, respectively. The increase was offset slightly by a decline in professional fees, as in 2005 EvergreenBancorp incurred additional costs for a state audit and engaged outside consultants to assist in complying with Section 404 of the Sarbanes-Oxley Act of 2002, which, at the time, EvergreenBancorp believed would apply in 2006. EvergreenBancorp expects the cost of complying with Section 404 of Sarbanes-Oxley to increase again in the year it applies.
Income Tax Expense
          EvergreenBancorp recognized income tax expense of $153,000 during the second quarter of 2006, up from $122,000 in the same quarter of 2005, an increase of 25.41 percent, or $31,000. Income tax expense for the six months ended June 30, 2006 was $283,000, compared to $269,000 for the same period of 2005, an increase of 5.20 percent or $14,000. The effective income tax rate for the second quarter of 2006 was 28.13 percent as compared with 36.31 percent for the same period in 2005. The effective tax rate for six months ended June 30, 2006 was 28.53 percent as compared to 34.40 percent for the same period in 2005. The decrease in the effective tax rate is due primarily to the income received from non-taxable bank owned life insurance.
Provision and Allowance for Loan Losses
          Included in the results of operations for the quarters ended June 30, 2006 and 2005 is expense of $180,000 and $66,000, respectively, related to the provision for loan losses. The increase of 172.73 percent was due to the change in loan portfolio mix, as a result of the loan growth. The provision for loan losses for the six months ended June 30, 2006 was $348,000 compared to $147,000 for the same period of 2005.
          At June 30, 2006, the allowance for loan losses was $2,410,000 compared to $2,056,000 at December 31, 2005. The ratio of the allowance to total loans outstanding was 1.03 percent at June 30, 2006, and 1.09 percent at December 31, 2005.
          Management evaluates the adequacy of the allowance for loan losses on a quarterly basis after consideration of a number of factors, including the volume and composition of the loan portfolio, potential impairment of individual loans, concentrations of credit, past loss experience, current delinquencies, information about specific borrowers, current economic conditions, and other factors. Although management believes the allowance for loan losses was at a level adequate to absorb probable incurred losses on existing loans at June 30, 2006, there can be no assurance that such losses will not exceed estimated amounts.
          While management is encouraged by recent trends and the current health of the national and regional economy, local economic conditions could still adversely affect cash flows for both commercial and individual borrowers, as a result of which EvergreenBancorp could experience increases in problem assets, delinquencies and losses on loans.
Loans
          At June 30, 2006, loans totaled $234,089,000 compared to $189,188,000 at December 31, 2005, an increase of $44,901,000 or 23.73 percent and compared with $154,169,000 at June 30, 2005, an increase of $79,920,000 or 51.84 percent.

          At June 30, 2006, EvergreenBank had $149,322,000 in loans secured by real estate, which includes loans primarily for a commercial purpose, secured by real estate. The collectibility of a substantial portion of the loan portfolio is susceptible to changes in economic and market conditions in the region. EvergreenBank generally requires collateral on all real estate exposures and typically maintains loan-to-value ratios of no greater than 80 percent.
Types of Loans
          The following tables set out the composition of the types of loans, the allocation of the allowance for loan losses and the analysis of the allowance for loan losses as of June 30, 2006 and December 31, 2005:

(in thousands)	June 30, 2006	December 31, 2005
Commercial	$69,515	$61,921
Real estate:
Commercial	93,899	76,902
Construction	20,562	6,953
Residential 1-4 family*	34,861	28,195
Consumer and other	15,252	15,217

Total	$234,089	$189,188

*	Residential 1-4 family includes loans purchased from a mortgage broker of $5,753,000 in the first quarter of 2006 and $13,882,000 in the fourth quarter of 2005.
Allocation of the Allowance for Loan Losses
          In the following table, the allowance for loan losses at June 30, 2006 and December 31, 2005 has been allocated among major loan categories based on a number of factors including quality, volume, current economic outlook, and other business considerations.

		% of loans in		% of loans in
	June 30, 2006	each category to	December 31,	each category to
(in thousands)	Amount	Total Loans	2005 Amount	Total Loans
Commercial	$1,112	30%	$987	33%
Real estate:
Commercial	757	40	651	40
Construction	170	9	72	4
Residential 1-4 family	127	15	106	15
Consumer and other	244	6	240	8

Total	$2,410	100%	$2,056	100%

% of Loan portfolio	1.03%		1.09%

          This analysis of the allowance for loan losses should not be interpreted as an indication that chargeoffs will occur in these amounts or proportions, or that the allocation indicates future chargeoff trends. Furthermore, the portion allocated to each category is not the total amount available for future losses that might occur within each category.

Analysis of Allowance for Loan Losses
          The following table summarizes transactions in the allowance for loan losses and details the chargeoffs, recoveries and net loan losses by loan category.

	Six months ended	Six months ended
(in thousands)	June 30, 2006	June 30, 2005
Beginning Balance	$2,056	$1,887

Chargeoffs
Commercial	—	138
Real estate:
Commercial	—	1
Construction	—	—
Residential 1-4 family	—	—
Consumer and other	5	11

Total charge-offs	$5	$150

Recoveries
Commercial	$5	$5
Real estate:
Commercial	—	—
Construction	—	—
Residential 1-4 family	—	—
Consumer and other	6	9

Total Recoveries	$11	$14

Net chargeoffs/(recoveries)	$(6)	$136
Provision	348	147

Ending balance	$2,410	$1,898

Investments
          At June 30, 2006, investments totaled $33,152,000, a decrease of $398,000 or 1.19 percent from $33,550,000 at December 31, 2005. The decrease in investments was primarily due to principal payments on securities available-for-sale and an increase in the unrealized losses offset by the purchase of $133,000 of Federal Home Loan Bank stock in the first quarter of 2006.
Deposits
          At June 30, 2006, total deposits were $226,666,000, compared to $199,890,000 at December 31, 2005. This represents a 13.40 percent increase from December 31, 2005. Non-interest bearing deposits totaled $55,724,000 at June 30, 2006 compared to $64,635,000 at December 31, 2005, a decrease of $8,911,000 or 13.79 percent, partially due to a seasonally high in-flow of dollars on December 31, 2005. Interest bearing deposits totaled $170,942,000 at June 30, 2006, compared to $135,255,000 at December 31, 2005, an increase of $35,687,000 or 26.38 percent.

Borrowings and Junior Subordinated Debt
          At June 30, 2006, EvergreenBank’s Federal Home Loan Bank advances were $33,637,000 compared to $23,849,000 at December 31, 2005, a 41.04 percent increase. The increase is primarily due to the use of advances to fund the purchase of loans totaling approximately $19,635,000 from a mortgage broker in the first quarter of 2006 and the fourth quarter of 2005.
          At June 30, 2006 and December 31, 2005 EvergreenBancorp had junior subordinated debt totaling $5,000,000.
          For discussion of Federal Home Loan Bank advances and junior subordinated debt, see Note 8, “Borrowings and Junior Subordinated Debt” to the Consolidated Financial Statements contained in EvergreenBancorp’s Annual Report on Form 10-K as of December 31, 2005.
Stockholders’ Equity and Capital Resources
          Stockholders’ equity totaled $18,297,000 at June 30, 2006, an increase of $561,000 or 3.16 percent over December 31, 2005. Current earnings were $709,000 and dividends paid were $240,000 for the six months ended June 30, 2006. The change in unrealized losses on securities available for sale, net of deferred taxes, reduced stockholders’ equity by $99,000. Equity increased by $73,000 in surplus due to the recognition of stock option compensation costs as a result of the adoption of SFAS 123R, and by $118,000 in surplus from the exercise of 10,535 stock options in the second quarter of 2006.
          Book value per share was $9.10 at June 30, 2006 and $8.87 at December 31, 2005. Book value per share is calculated by dividing total equity by total shares outstanding.
          The following tables display the capital ratios at June 30, 2006 and December 31, 2005 for EvergreenBancorp and EvergreenBank. As the tables illustrate, the capital ratios exceed those required to be considered well-capitalized.

					Minimum to Be
					Well Capitalized
			Minimum for		Under the Prompt
			Capital Adequacy		Corrective Action
	Actual		Purposes		Provisions
(dollar amounts in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio

June 30, 2006
Total capital (to risk-weighted assets)
Consolidated	$25,969	10.79%	$19,257	8.00%	N/A	N/A
Bank	25,737	10.94	18,827	8.00	$23,534	10.00%
Tier 1 capital (to risk-weighted assets)
Consolidated	23,559	9.79	9,628	4.00	N/A	N/A
Bank	23,327	9.91	9,414	4.00	14,120	6.00
Tier 1 capital (to average assets)(1)
Consolidated	23,559	8.61	10,941	4.00	N/A	N/A
Bank	23,327	8.53	10,941	4.00	13,677	5.00
December 31, 2005
Total capital (to risk-weighted assets)
Consolidated	$24,997	12.55%	$15,939	8.00%	N/A	N/A
Bank	24,626	12.39	15,898	8.00	$19,873	10.00%
Tier 1 capital (to risk-weighted assets)
Consolidated	22,941	11.51	7,953	4.00	N/A	N/A
Bank	22,570	11.36	7,949	4.00	11,924	6.00
Tier 1 capital (to average assets)(1)
Consolidated	22,941	10.25	8,952	4.00	N/A	N/A
Bank	22,570	10.10	8,935	4.00	11,169	5.00

(1)	Also referred to as the leverage ratio

Contractual Obligations and Commitments
          In the normal course of business, to meet the financing needs of its customers, EvergreenBancorp is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit, lines of credit, and standby letters of credit. Such off-balance sheet items are recognized in the financial statements when they are funded or related fees are received. EvergreenBancorp uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. The off-balance sheet items do not represent unusual elements of credit risk in excess of the amounts recognized in the balance sheets.
          At June 30, 2006, EvergreenBancorp had commitments to extend credit and contingent liabilities under lines of credit, standby letters of credit and similar arrangements totaling $65,955,000. Since many lines of credit do not fully disburse, or expire without being drawn upon, the total amount does not necessarily reflect future cash requirements.
          For additional information regarding off-balance sheet items, refer to Note 16 “Commitments and Contingencies” to the Consolidated Financial Statements contained in EvergreenBancorp’s Annual Report on Form 10-K as of December 31, 2005.
          The following table summarizes EvergreenBancorp’s significant contractual obligations and commitments at June 30, 2006:

	Within			After
(in thousands)	1 Year	1-3 Years	3-5 Years	5 Years	Total
Federal Home Loan Bank advances	$12,002	$4,635	$6,000	$11,000	$33,637
Junior subordinated debt	—	—	—	5,000	5,000
Time Deposits	73,368	18,678	4,255	—	96,301
Operating leases	618	776	687	947	3,028

Total	$85,988	$24,089	$10,942	$16,947	$137,966

Liquidity
          Liquidity is defined as the ability to provide sufficient cash to fund operations and meet obligations and commitments on a timely basis. Through asset and liability management, EvergreenBancorp controls its liquidity position to ensure that sufficient funds are available to meet the needs of depositors, borrowers, and creditors.
          In addition to cash and cash equivalents, asset liquidity is provided by the available-for-sale securities portfolio. Approximately eight percent of the investment balances within this portfolio mature within one year.

Liquidity is further enhanced by deposit growth, federal funds purchased and securities sold under agreements to repurchase, borrowings and planned cash flows, maturities and sales of investments and loans.
          The consolidated statement of cash flows contained in the Form 10-Q for the period June 30, 2006, which is incorporated into this document by reference, provides information on the sources and uses of cash for the respective year-to-date periods ended June 30, 2006 and 2005. See EvergreenBancorp’s Annual Report on Form 10-K for the year ended December 31, 2005 for additional information.
MANAGEMENT
Information With Respect To Our Directors
          The following table sets forth certain information with respect to our directors, including the name, age, principal occupation during the past five years, and the year first elected as a director.

Richard W. Baldwin, 61 Since 2001	President and Chief Executive Officer of Baldwin Resource Group (BRG); Chairman, Strategic Planning, IBA West; Chairman, Discovery Institute; Director, Washington State Hotel & Lodging Association

C. Don Filer, 81 Since 1976	Chief Executive Officer, C. Don Filer Insurance Agency Inc.; Vice President, Elliott Bay Marina Inc.; President, Elliott Bay Marine Services, Inc., Premium Credit Corporation, and Aero-Marine Corporation; Owner, Executive Associates; Managing Member, Horses Unlimited LLC

Carole J. Grisham, 56 Since 2000	Retired Executive Director, IslandWood (formerly Puget Sound Environmental Learning Center); Former Associate Director, Pacific Science Center

Robert J. Grossman, 70 Since 2003	Independent Architectural Consultant; Retired Principal Architect, Director, President, and Managing Principal of the Seattle office of Northwest Architectural Company, P.S.

J. Thomas Handy, 75 Since 1985	Real Estate Associate Broker, Coldwell Banker; Director, Washington State Association of Realtors; Secretary, EvergreenBancorp, Inc. and EvergreenBank

Gerald O. Hatler, 58 Since 1998	Vice Chairman, President, and Chief Executive Officer, EvergreenBancorp, Inc. and EvergreenBank; Director, PEMCO Technology Services, Inc.

Stan W. McNaughton, 55 Since 1998	Chairman, President, and Chief Executive Officer, PEMCO Mutual Insurance Company, PEMCO Insurance Company, PEMCO Life Insurance Company, Public Employees Insurance Agency, Inc., and PEMCO Corporation; Director, PEMCO Technology Services, Inc. and PCCS, Inc.; Treasurer and Director, PEMCO Foundation Inc.; Chairman, EvergreenBancorp, Inc. and EvergreenBank

Russel E. Olson, 75 Since 2003	Former Director, Pacific Northwest Bank and Pacific Northwest Bancorp; Retired Vice President of Finance and Treasurer, Puget Sound Power & Light Company

Security Ownership of Directors and Executive Officers
          The following table provides, as of July 31, 2006, the amount of Company common stock beneficially held by (a) each director; (b) our executive officers; and (c) all of our directors and executive officers as a group. Beneficial ownership is a technical term broadly defined under applicable securities laws to mean more than ownership in the usual sense. In general, beneficial ownership includes any shares a director or executive officer can vote or transfer and stock options that are currently exercisable or become exercisable within 60 days.
          Except as noted below, each holder has sole voting and investment power for all shares shown as beneficially owned.

Name	Position with Company	Number(1)(2)		Percentage
Richard W. Baldwin	Director	4,314		*
Valerie K. Blake	Sr. Vice President, EvergreenBank	25,838		1.28
C. Don Filer	Director	30,985		1.54
Carole J. Grisham	Director	4,569		*
Robert J. Grossman	Director	4,111		*
J. Thomas Handy	Secretary and Director	20,345		1.01
Gerald O. Hatler	Vice-Chairman, President and CEO	56,056		2.78
Stan W. McNaughton	Chairman	112,948	(3)	5.62	(3)
Russel E. Olson	Director	4,167		*
Michael H. Tibbits	Executive Vice President & CCO, EvergreenBank	803		*
Michelle P. Worden	Executive Vice President, EvergreenBank	17,983		*
Directors and executive officers as a group (11 persons)		282,119	(3)	14.03	%(3)

*	Represents less than 1% of EvergreenBancorp’s outstanding common stock.

(1)	Amounts reflect all applicable stock splits and dividends paid on EvergreenBancorp’s common stock.

(2)	Includes options granted under the EvergreenBancorp Second Amended 2000 Stock Option and Equity Compensation Plan that are exercisable within 60 days as follows: Mr. Baldwin, 668 shares; Ms. Blake, 24,103 shares; Mr. Filer, 668 shares; Ms. Grisham, 1,001 shares; Mr. Grossman, 445 shares; Mr. Handy, 723 shares; Mr. Hatler, 44,784 shares; Mr. McNaughton, 445 shares; Mr. Olson, 772 shares; Mr. Tibbits, 803 shares; and Ms. Worden, 17,983 shares.

(3)	Includes 65,000 shares of common stock owned by PEMCO Mutual Insurance Company and 30,000 shares of common stock owned by its wholly-owned subsidiary, PEMCO Insurance Company, of which companies Mr. McNaughton serves as an officer and chairman. Mr. McNaughton disclaims beneficial ownership of these shares.
Beneficial Owners
          The following table provides as of July 31, 2006, the amount of stock beneficially held by persons or entities (other than stock ownership described above) known to EvergreenBancorp to beneficially own more than five percent of EvergreenBancorp’s common stock:

Shares and Percentage of Common
Name and Address of 5% Shareholder	Stock Beneficially Owned(1)
Clara McNaughton	130,690
16109 Evanston N.	(6.50)%
Shoreline, Washington

(1)	Amount reflects all applicable stock splits and dividends paid on EvergreenBancorp’s common stock.
Executive Officers
          The following table sets forth information as of July 31, 2006 with respect to the other executive officers who are not directors of EvergreenBancorp.

Relationship with the Company and Business
Name and Age	Experience During the Last Five Years
Valerie K. Blake, 56	Senior Vice President, EvergreenBank

Michael H. Tibbits, 45	Executive Vice President & CCO, EvergreenBank

Michelle P. Worden, 43	Executive Vice President, EvergreenBank
CERTAIN TRANSACTIONS AND RELATIONSHIPS
          Several of our directors and officers, members of their immediate families, and firms in which they had an interest are customers of and have had transactions with EvergreenBancorp or EvergreenBank in the ordinary course of business. Similar transactions may be expected to take place in the ordinary course of business in the future. All outstanding loans, loan commitments, and deposits have been made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not, in the opinion of management, involve more than the normal risk of collectibility or present other unfavorable features.
          During 2005 and 2006, we contracted with PCCS, Inc., PEMCO Corporation, PEMCO Mutual Insurance Company, and PEMCO Technology Services, Inc. for data processing services. Those companies were compensated at rates customary for such services and totaled $346,000 in 2005 and for the six months ended June 30, 2006 totaled $253,000. Mr. Hatler is a director of PEMCO Technology Services, Inc. and Mr. McNaughton is Chairman and /or director of all four companies.
          EvergreenBank’s Eastlake office premises, located at 301 Eastlake Avenue E., Seattle, and its Lynnwood branch office premises, located at 2502 196th Street SW, Lynnwood, are leased from PEMCO Mutual Insurance Company, of which Mr. McNaughton is the Chairman, President, and Chief Executive Officer. The current lease payments are $20,264 and $3,840, respectively per month. The leases are renewable as negotiated between the parties; the current Eastlake lease expires March 31, 2007 and the Lynnwood lease is on a month-to-month basis until completion of current leasehold improvements in progress. We consider the rent and the terms of the lease agreements with PEMCO Mutual Insurance Company to be fair and substantially the same or better than the terms and conditions prevailing for comparable arms-length transactions.

DESCRIPTION OF COMMON STOCK
General
          Our Amended and Restated Articles of Incorporation authorize us to issue up to 15,000,000 shares of common stock, no par value per share, of which 2,011,002 shares were outstanding at June 30, 2006, and 100,000 shares of preferred stock, no par value per share, none of which are outstanding. All outstanding shares are fully paid and nonassessable. The shares do not represent or constitute deposit accounts and are not insured by the FDIC.
          Our board of directors is authorized, without further shareholder action, to issue authorized preferred stock from time to time with such designations, preferences and rights as the board of directors may determine.
          All shares of common stock will be entitled to share equally in dividends, when, as, and if declared by the board of directors, and upon our liquidation or dissolution, whether voluntary or involuntary, to share equally in all assets available for distribution to the common stock shareholders. Although we have recently paid a cash dividend on the shares, there can be no assurance that we will pay dividends in the future. See “Dividend Policy.”
          Each shareholder is entitled to one vote for each share on all matters submitted to the shareholders. There is no cumulative voting, and there are no pre-emptive rights, redemption rights, sinking fund provisions, or rights of conversion in existence with respect to the shares.
          Shareholders’ rights and related matters are governed by the Washington Business Corporation Act (the “WBCA”), and by our Articles of Incorporation and Bylaws. Subject to certain statutory exceptions, our Articles of Incorporation may not be amended without the affirmative vote of at least a majority of the shares entitled to vote generally in the election of directors, voting as a single group.
          Our Bylaws may be amended by either the board of directors, or by the affirmative vote of a majority of our outstanding shares. Any Bylaw amendment adopted by the board of directors may be repealed, amended or reinstated by a majority vote of the outstanding shares, at the next meeting of shareholders following the board’s amendment.
Staggered Board of Directors
          Our board of directors is divided into three classes of directors serving staggered terms. One class of directors is elected each year, and the directors so elected each serve a three-year term. The use of a staggered board may make a change in our control or removal of incumbent management more difficult, as only a third of the members of the board of directors are elected in any given year.
State Anti-Takeover Provisions
          Certain provisions of the WBCA, summarized below, may be considered to have an anti-takeover effect and may delay, deter, or prevent a tender offer, proxy contest or other takeover attempt that a shareholder might consider to be in such shareholder’s best interest, including such an attempt as might result in payment of a premium over the market price for shares held by shareholders.
          As a Washington corporation, we are subject to the provisions of the WBCA, including Section 23B.19. In general, Section 23B.19 prohibits a Washington corporation from engaging in a “significant business transaction” for a period of five years after the acquisition of ten percent or more of the corporation’s outstanding stock by a third party (an “acquiring person”), unless the significant business transaction or the acquisition of the threshold number of shares by the acquiring person is approved, prior to the acquisition of the shares, by a majority of the directors of the corporation.

          “Significant business transactions” are defined to include, among other things, (a) merger of the target corporation or any subsidiary with the acquiring person or any affiliate; (b) sale, lease, mortgage, or other disposition or encumbrance, to or with the acquiring person or affiliate, of five percent or more of the target corporation’s assets; (c) termination of five percent or more of the employees of the target corporation or its subsidiaries employed in Washington; (d) issuance, transfer or redemption by the target corporation or any subsidiary, of shares, or of options, warrants, or rights to acquire shares, of the target corporation or any subsidiary, to or beneficially owned by an acquiring person, unless on the same terms as are offered to all other target corporation shareholders; and (e) the liquidation or dissolution of the target corporation proposed by, or pursuant to an agreement or understanding with, an acquiring person or affiliate.
Indemnification
          Our Bylaws contain provisions for the indemnification of our officers and directors in connection with certain types of legal liability incurred by such individuals because of actions or omissions in their capacities as officers or directors. Such provisions do not allow indemnification, however, in connection with a proceeding by or in the right of EvergreenBancorp in which the officer or director is adjudged liable to us, or any other proceeding charging improper personal benefit to the individual, whether or not involving action in such person’s official capacity, in which such person is adjudged liable on the basis that personal benefit was improperly received. We also maintain a directors and officers’ liability insurance policy.
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers or controlling persons of EvergreenBancorp pursuant to the provisions described above, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
EXPERTS
     The consolidated financial statements of EvergreenBancorp, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, incorporated into this prospectus by reference to EvergreenBancorp’s Annual Report on Form 10-K for the year ended December 31, 2005, have been incorporated in reliance on Crowe Chizek and Company LLC, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
     The validity of the shares offered by EvergreenBancorp will be passed upon for EvergreenBancorp by Graham & Dunn PC, Seattle, Washington, Pier 70, 2801 Alaskan Way, Suite 300, Seattle, Washington 98121-1128.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
     The Registrant estimates that the expenses payable by it in connection with this offering, as described in this Registration Statement, will be as follows:

SEC Registration fees	$1,070
Legal fees and expenses	$50,000
Accounting fees and expenses	$25,000
Printing expenses	$10,000
Miscellaneous	$13,935

Total Offering Expenses	$100,005

Item 14. Indemnification of Directors and Officers
          The Bylaws of EvergreenBancorp provide that it will indemnify any individual made a party to a civil or criminal action, suit or proceeding because the individual is or was a director against liability incurred in the action, suit or proceeding, except in relation to matters as to which it shall be adjudged that such director is liable by reason of his willful malfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.
          In the case of a criminal action, the Bylaws of EvergreenBancorp provide that a conviction (whether based on a plea of guilty or nolo contendere or its equivalent, or after trial) shall not of itself be deemed an adjudication that such director is liable for negligence or misconduct in the performance of his duties to the corporation.
          The Revised Code of Washington (RCW) provides that a corporation may not indemnify a director made a party to a proceeding because the individual is or was a director against liability incurred:
1.	In connection with a proceeding by or in the right of the corporation in which the director is adjudged liable to the corporation; or

2.	In connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in the director’s official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.
          EvergreenBancorp has a Directors’ and Officers’ Liability Insurance Policy that provides coverage sufficiently broad to permit indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the “Act”).

Item 15. Recent Sales of Unregistered Securities
     Not Applicable.
Item 16. Exhibits and Financial Statement Schedules
          (a) Exhibits. See Exhibit Index on page II-5.
          (b) Financial Statement Schedules. All financial schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are either included in the financial information set forth in the Prospectus or are inapplicable and therefore have been omitted.
Item 17. Undertakings
          (a) The undersigned Registrant hereby undertakes:
               1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by section 10(a)(3) of the Act;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or the aggregate, represent a fundamental change in the information set forth in the registration statement; and
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
               2. That, for the purpose of determining liability under the Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
               3. To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.
          (b) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.
SIGNATURES
     In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that the Registrant meets all of the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Seattle, State of Washington on September 1, 2006.

EVERGREENBANCORP, INC.
By:	/s/ Gerald O. Hatler
Gerald O. Hatler, President and
Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Gerald O. Hatler and Michael Tibbits and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on September 1, 2006.

Signature	Capacity

/s/ Gerald O. Hatler	President, Chief Executive Officer and
Gerald O. Hatler	Director (Principal Executive Officer)

/s/ Gerald O. Hatler	Acting Chief Financial Officer
Gerald O. Hatler	(Principal Financial and Accounting Officer)

/s/ Richard W. Baldwin	Director
Richard W. Baldwin

/s/ C. Don Filer	Director
C. Don Filer

/s/ Carole J. Grisham	Director
Carole J. Grisham

/s/ Robert J. Grossman	Director
Robert J. Grossman

Director
J. Thomas Handy

Signature	Capacity

/s/ Stan W. McNaughton	Director
Stan W. McNaughton

/s/ Russel E. Olson	Director
Russel E. Olson

INDEX TO EXHIBITS

Exhibit No.	Description

3.1	Restated Articles of Incorporation of Registrant dated July 25, 2001 (incorporated by reference to Exhibit 3.1 of the Registrant’s Form 10-K for the year ended December 31, 2001)

3.2	Bylaws of Registrant dated February 14, 2001 (incorporated by reference to Exhibit 3.2 of the Registrant’s Form 10-K for the year ended December 31, 2001)

5.1	Opinion of Graham & Dunn PC regarding legality of the securities covered by the registration statement

10.1	2000 Stock Option Plan dated February 17, 2000 and adopted by Registrant effective June 20, 2001 (incorporated by reference to Exhibit 99.1 of the Registrant’s Form S-8 Filed August 20, 2001; Reg. No. 333-67956)

10.2	Incentive Stock Option Letter Agreement (incorporated by reference to Exhibit 99.2 of the Registrant’s Form S-8 Filed August 20, 2001; Reg. No. 333-67956)

10.3	Nonqualified Stock Option Letter Agreement (incorporated by reference to Exhibit 99.3 of the Registrant’s Form S-8 Filed August 20, 2001; Reg. No. 333-67956)

10.4	Directors Nonqualified Stock Option Letter Agreement (incorporated by reference to Exhibit 99.4 of the Registrant’s Form S-8 Filed August 20, 2001; Reg. No. 333-67956)

10.5	Form of Change of Control Severance Agreement effective May 24, 2005 between the Bank and each of Gerald O. Hatler and William G. Filer II (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed May 27, 2005)

10.6	PEMCO Executive Deferred Compensation Plan, effective August 1, 2005 (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed July 27, 2005)

10.7	PEMCO Directors’ Deferred Compensation Plan, effective August 1, 2005 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed July 27, 2005)

10.8	Form of Change of Control Severance Agreement effective February 2, 2006 between the Bank and each of Michelle P. Worden and Valerie K. Blake (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed February 8, 2006)

10.9	Separation Agreement between the Bank and Susan L. Gates dated February 3, 2006 (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed February 8, 2006)

10.10	Lease between the Bank and EOP-Northwest Properties, L.L.C. dated January 17, 2005 (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 10-Q for the quarter ended March 31, 2005.)

21.0	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.0 of the Registrant’s Form 10-K for the year ended December 31, 2005.)

23.1	Independent Auditors’ Consent — Crowe Chizek and Company LLC

23.2	Consent of legal counsel (included in legal opinion—filed as Exhibit 5.1)

Exhibit No.	Description

99.1	Form of Subscription Agreement

99.2	Form of Letter to Shareholders